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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Foresees World Demand for 10,550 New Aircraft with up to 150 Seats Over the Next 20 Years

Paris, France, June 18th, 2019 – Embraer announced today, at the 53rd International Paris Air Show, that over the next 20 years forecasts a steady market demand for 10,550 new aircraft with up to 150 seats worldwide, worth USD 600 billion. Market growth will drive 55% of total demand and the remaining 45% will be delivered to replace ageing aircraft.

Whilst region-specific outlooks vary considerably, efficiency and sustainability remain the underlying drivers to support the projected market demand. The up to 150-seat segment will form an ever more integral part of the global air transport eco system.

“Despite great results that have been shown by the industry since 2015, when the EBIT Margin touched the unprecedented level of 8.6%, we have seen those margins falling, systematically: 8.5% in 2016, 7.5% in 2017, 5.8% in 2018,” said John Slattery, President & CEO, Embraer Commercial Aviation. “For sure, those numbers are still strong, but it’s quite reasonable to consider that the peak of this great cycle is behind us”.

The economic performance of the airline industry will mostly depend on how far costs will rise and to what extent the industry can sustain a healthy revenue environment. Aircraft in the up to 150-seat segment are the most efficient tool to combine the best in cost efficiency with stronger yields.

“The up to 150-seat segment represents a very adaptable alternative to sustainable growth for the airline industry as it can serve multiple missions, with a very low risk and now, following the arrival of the E2 family, with the most efficient single-aisle platform”, Slattery said.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer’s Market Outlook

Since 2004, when the 1st edition of Embraer’s Market Outlook was published, the company’s analysts have continuously refined their forecast models in order to identify and predict future trends. The process consists of two main steps: (1) a traffic demand forecast for the future evolution of RPKs — revenue-passenger kilometer — by regions and sub-regions based on econometrics for the next 20 years and (2) an aircraft demand forecast that estimates the number of new aircraft deliveries from 30-seat turboprops to wide-bodies needed to support the air transport demand growth during the same period.

The 2019-2038 full report is available at http://www.embraermarketoutlook2019.com.

Follow us on Twitter: @EmbraerSA

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer